                                                                     EXHIBIT 3.1

Amendment to PRIMEDIA Inc. Certificate of Incorporation.


Article FOURTH is hereby deleted in its entirely and replaced with the following:


FOURTH: The total number of shares of all classes of capital stock which the corporation shall have the authority to issue is 400 million shares, consisting of 350 million shares of Common Stock, par value $ .01 per share and 50 million shares of Preferred Stock, par value $ .01 per share.